Exhibit (a)(1)(E)

Offer To Purchase For Cash

All Issued and Outstanding Ordinary Shares

of

PROSENSA HOLDING N.V.

at

$17.75 net per share plus one non-transferrable contingent value right per share,

which represents the right to receive cash payments of up to $4.14 per share upon the achievement of certain milestones

Pursuant to the Offer to Purchase dated December 12, 2014

by

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

each of which is a wholly-owned direct or indirect subsidiary of

BIOMARIN PHARMACEUTICAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON JANUARY 14, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 12, 2014

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated December 12, 2014 (what we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, as each may be amended or supplemented from time to time, we refer to as the “Offer”) in connection with the offer by BioMarin Falcons B.V. (which we refer to as “BioMarin Falcons”) and BioMarin Giants B.V. (which we refer to, together with BioMarin Falcons, as “Purchaser”), each of which is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid)) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all issued and outstanding ordinary shares, nominal value €0.01 per share (which we refer to as “Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (which we refer to as “Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions of the Offer.

We or our nominees are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the Letter of Transmittal.

Please note carefully the following:

1. The Offer Price for the Offer is $17.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, and one CVR per Share. A CVR represents the contractual right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved, as follows: (1) $2.07 per CVR if, prior to 11:59 p.m. New York

City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and (2) $2.07 per CVR if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

2. The Offer is being made for all outstanding Shares.

3. The Offer is being made pursuant to a Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), among Parent, BioMarin Falcons and Prosensa. The Purchase Agreement provides that, on the terms and subject to the conditions therein, Purchaser will accept for payment (the “Offer Closing”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants B.V. and, as such, they are both making the Offer. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015. Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, BioMarin Falcons may complete the Asset Sale, followed by the dissolution and liquidation, each as described below, which may include, at Parent’s request, the amendment of the Articles of Association of Prosensa to permit the creation, among other things, of separate classes of shares of Prosensa. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the two members of Prosensa’s supervisory board after the Offer Closing who are not designated by Purchaser and/or Parent, any other measure constituting a Post-Closing Reorganization.

The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing statutory buy-out proceedings (“Statutory Buy-Out Proceedings”) under Sections 2:92a and 2:201a of the Dutch Civil Code. The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin

Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes. Although it is intended that the liquidator will make one single advance payment equal to the Offer Price per Share held by a Shareholder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

4. The Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on January 14, 2015 unless the Offer is extended or earlier terminated.

5. The Offer is subject to certain conditions described in Section 15 of the Offer to Purchase.

6. Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer.

If you wish to have us tender any or all of your Shares, then please so instruct us by completing, executing, detaching and returning to us the Instruction Form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, then all such Shares will be tendered unless otherwise specified on the Instruction Form.

Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit the tender on your behalf before the Expiration Date.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Offer To Purchase For Cash

All Issued and Outstanding Ordinary Shares

of

PROSENSA HOLDING N.V.

at

$17.75 net per share plus one non-transferrable contingent value right per share,

which represents the right to receive cash payments of up to $4.14 per share upon the achievement of certain milestones

Pursuant to the Offer to Purchase dated December 12, 2014

by

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

each of which is a wholly-owned direct or indirect subsidiary of

BIOMARIN PHARMACEUTICAL INC.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated December 12, 2014 (what we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, we refer to as the “Offer”), in connection with the offer by BioMarin Falcons B.V. and BioMarin Falcons B.V., each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (which we refer to, together, as “Purchaser”) and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, to purchase all issued and outstanding ordinary shares, nominal value €0.01 per share (which we refer to as “Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, at a purchase price of $17.75 per Share, net to the seller in cash, plus one non-transferrable contingent value right per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones, in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions of the Offer.

The undersigned hereby instruct(s) you to tender to Purchaser the number of Shares indicated below or, if no number is indicated, all Shares held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer. The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf will be determined by Purchaser and such determination shall be final and binding.

ACCOUNT NUMBER:

NUMBER OF SHARES BEING TENDERED HEREBY:	SHARES*

The method of delivery of this document is at the election and risk of the tendering shareholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date (as defined in the Offer to Purchase).

Dated:
Signature(s)

Please Print Name(s)

Address:
(Include Zip Code)

Area code and Telephone No:

Tax Identification of Social Security No.:
*	Unless otherwise indicated, it will be assumed that all Shares held by us for our account are to be tendered.